Filed pursuant to Rule 433
  Registration No. 333-208507

ROYAL BANK OF CANADA
MEDIUM-TERM NOTES, SERIES G
$1,350,000,000
1.625% SENIOR NOTES, DUE APRIL 15, 2019
FINAL TERM SHEET
DATED APRIL 11, 2016

Terms and Conditions

Issuer:	Royal Bank of Canada

Title of the Series:	1.625% Senior Notes, due April 15, 2019

Expected Ratings1:	Aa3 / AA- / AA (Negative / Stable / Negative)

Principal Amount:	$1,350,000,000

Issue Price:	99.945%

Trade Date:	April 11, 2016

Settlement Date (T+4)2:	April 15, 2016

Maturity Date:	April 15, 2019

Minimum Denomination:	$1,000 and multiples of $1,000

Interest Rate:	1.625%

Treasury Benchmark:	1.000% UST due March 2019

Treasury Benchmark Price:	$100-16¼

Treasury Yield:	0.824%

Re-offer Spread to Treasury Benchmark:	T + 82bps

1 A credit rating is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization.

2 Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade on any date more than three business days prior to delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in four business days (T+4), to specify alternative settlement arrangements to prevent a failed settlement.

Re-Offer Yield:	1.644%

Fees:	0.15%

Interest Payment Dates:	Semi-annually on each April 15 and October 15, beginning October 15, 2016

Payment Convention:	Following business day convention, unadjusted

Business Days:	New York, Toronto

Day Count Fraction:	30/360

Listing:	None

Optional Redemption:	None

CUSIP / ISIN:	78012KNL7 / US78012KNL79

Lead Managers and Joint Book Runners:	RBC Capital Markets, LLC J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:	nabSecurities, LLC ANZ Securities, Inc. Capital One Securities, Inc. Santander Investment Securities Inc. Standard Chartered Bank U.S. Bancorp Investments, Inc.

Royal Bank of Canada (the “Issuer”) has filed a registration statement (including a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the lead managers will arrange to send you the pricing supplement, the prospectus supplement, and the prospectus if you request them by contacting RBC Capital Markets, LLC toll free at 1-866-375-6829, J.P. Morgan Securities LLC at 1-212-834-4533, or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.